Exhibit 99.1

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS			FAX (713) 651-0849

1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

February 9, 2005

Pogo Producing Company

Post Office Box 2504

Houston, Texas 77252-2504

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pogo Producing Company (Pogo) as of January 1, 2005. The subject properties are located in the states of Kansas, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, and in the state and federal waters offshore Louisiana and Texas. The international reserves are located offshore Thailand. The income data were estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at December 31, 2004 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from December 31, 2004 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold and Royalty Interests of

Pogo Producing Company
As of January 1, 2005

	Proved
	Developed			Total
	Producing	Non -Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate - MBBL	44,214	30,143	20,889	95,246
Plant Products - MBBL	7,958	3,390	2,882	14,230
Gas – MMCF	221,042	108,436	169,260	498,738

Income Data – M$
Future Gross Revenue	$3,141,805	$1,816,240	$1,719,967	$6,678,012
Deductions	831,614	482,757	617,677	1,932,048
Future Net Income (FNI)	$2,310,191	$1,333,483	$1,102,290	$4,745,964

Discounted FNI @ 10%	$1,672,870	$826,495	$708,523	$3,207,888

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package Aries for Windows, a copyrighted program of Landmark Graphics. The program was used solely at the request of Pogo. Ryder Scott has found this program to be acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. SRB taxes on the Thailand properties were estimated by Pogo and included under the “Other” deductions column in the Thailand cash flow tables. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 64 percent and gas reserves account for the remaining 36 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

Discounted Future Net Income – M$ As of January 1, 2005
Discount Rate Percent	Total Proved

8	$ 3,408,629
12	$ 3,033,338
15	$ 2,809,087
18	$ 2,619,378

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins.  The definition of proved reserves is included under the tab “Petroleum Reserves Definitions” in this report.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned undeveloped projects or locations that we have been assured will definitely be developed or drilled.

Pogo has interests in certain fields or leases that may contain substantial additional reserves that are not included in this report. A portion of these reserves may qualify as either probable or possible reserves, but this study was limited to proved reserves at Pogo’s request. Pogo has active exploratory and development drilling programs that may result in the discovery or reclassification of significant additional volumes.

The various reserve status categories are defined under the tab “Petroleum Reserves Definitions” in this report. The developed non-producing reserves included herein are composed of the behind pipe and shut in categories.

Estimates of Reserves

A significant portion of the reserves included in this report was estimated using various performance methods. The reserves estimated by performance methods utilized extrapolations of various historical data in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method or analogy in those cases where the historical performance data was inconclusive or for reservoirs that have not yet begun production.  A significant portion of reserves attributed to the Thailand properties are based on volumetric analysis or analogy to performance of other wells in the Gulf of Thailand.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Pogo.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

Pogo furnished us with hydrocarbon prices in effect at December 31, 2004 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

In accordance with FASB Statement No. 69, December 31, 2004 market prices were determined using the daily oil price or daily gas sales price (“spot price”) adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2004 were not considered in this report.

For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract. Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Pogo or estimates by Pogo and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Development costs were furnished to us by Pogo and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for all offshore properties where abandonment costs net of salvage are significant. Abandonment costs were also included for other properties where the net cost of abandonment is expected to exceed any salvage value. The estimates of the net abandonment costs furnished by Pogo were accepted without independent verification.

The initial operating costs for each property were based on the current operating costs or estimated costs for each property. In most cases, these costs were held constant for the life of each property. However, in certain cases, the operating cost is comprised of a fixed and variable component. The variable component is typically related to well count or production throughput. Historically, the variable costs decline as the field is produced.

General

Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one-line summary of gross and net reserves and income data for each of the subject properties.  Table C presents a one-line summary of initial basic data for each of the subject properties, Volume 1 presents Pogo company summaries.  Volumes 2 through 8 present projections of production and income by years beginning January 1, 2005 for each of Pogo’s divisions and are further broken down by field, then by lease or well.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Pogo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Pogo has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Pogo were accepted without independent verification.  The estimates presented in this report are based on data available through December 31, 2004.

Pogo has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Neither Ryder Scott Company nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the use and benefit of Pogo Producing Company and may not be put to other use without our prior written consent for such use.  The data, work papers, and maps used in this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ Robert M. Wagner
Robert M. Wagner, P.E.
Senior Vice President

RMW/pl